November 15, 2011

Securities and Exchange Commission
100 F Street, N.E., Stop 3030
Washington, D.C. 20549

Re:	Uni Core Holdings Corp.
Form 10-K for the Fiscal Year Ended June 30, 2010; and
Form 10Q for the Period Ending March 31, 2011
Filed October 7, 2010 and May 13, 2011 respectively
File no. 0-30430

Dear Sirs,

Uni Core Holdings Corp. (the “Company”) is filing amendments to the above captioned filings in response to questions raised by the Staff of the Commission in its letter of comments dated September 29, 2011. Set forth below is the Company’s responses to Staff’s comments.

General

1.
We note your response to prior comment number one from our letter of July 29, 2011. Please file your letter of July 6, 2011, and all other correspondence, electronically via the Electronic Data Gathering and Retrieval (EDGAR) system in accordance with Rule 14 of Regulation S-T.

Response: Uni Core Holdings Corp (“UCHC”) will file our letter of July 6, 2011 and all future correspondence via EDGAR.

Item 9A controls and Procedures
Internal Controls over Financial Reporting, page 25

2.
We note your response to prior comment number two from our letter of July 29, 2011. Please amend and describe management’s plans to strengthen internal controls over financial reporting and remediate the material weaknesses as described in your response to comment number two.

Response: The major operation of the UCHC is the wholly owned subsidiary APT group companies which operate in PRC. To enhance the management function and internal control system, the management has set up some immediate actions.

From September 2011 onwards, UCHC will launch a monthly and quarterly review procedures performed by two new hired PRC China CPA to monitor and improve the internal control functions. Details are shown in the following.

Monthly and Quarterly Reviews:

1.
An Internal Audit Team headed by a Director of APT is established. She is a China CPA and is able to lead a team of Internal Audit (compose of one director and two members, one member is China CPA and another one has over 10 years practical accounting experience in PRC) to carry out the monthly audit of all Sales Orders, Purchases of materials, and major expenditures to ensure all accounting records are -properly filed and meet the financial reporting requirement.

This team has to visit all factories and stay there for one to two week(s) per month for the first year until all internal controls are set probably evaluation on material weakness which should be identified. The audit team will make suggestions on changes to enhance the internal control and mediate the material weaknesses being identified. The internal control team will communicate with the external auditor to ensure the revised internal control system will meet the financial reporting requirements.

2.
The Board of UCHC and CFO shall hold a quarterly review meeting with the investor representatives,  and internal audit staff to go through all financial reports to make sure they carried out our instruction and achieved the goal that was set by the Board of Directors.

3.
The CEO and the investor representatives shall visits all their sites on every two months’ interval to fully understand and supervise the factory/operating unit is working up to the standard, produce the required profit margin and control the expenses according to the budget plan.

UCHC management is also concern with the daily operation monitoring procedures. Currently, the management have tried the following to build a daily operations monitoring system. However, it may take some time to set-up, to test and to evaluate before the system will be function effectively. The procedures to set-up the daily operations monitoring system is summarized as following:

Daily Operations Monitoirng System:

1.
The I.T. department received the order to design a comprehensive reporting and internal control system which could allow the Management to review all daily Sales Orders, Purchases of Materials and all Payments from Head Quarters daily.

But this would take time at least 6 months to complete.

Therefore we need to do the following with immediate effect.

2.	To set up a Daily report to reports all the point 1 above so that the Management can take immediate step to control the important issues in time.

3.
We note your response to prior comment number three from our letter of July 29, 2011. We also note that after your management’s evaluation the Company’s internal controls over financial reporting, management concluded that the Company’s internal controls over financial reporting were not effective for the year ending June 30, 2010. As required by Item 308T(a)(2) of Regulation S-L, please amend and identify the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting for the year ending June 30, 2010.

Response: We will amend and identify the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting for the year ended June 30, 2010.

Item 15. Exhibits and Financial Statement Schedules

4.
We note your response to prior comment number four from our letter July 29, 2011. Please tell us when you are filing the amended June 30, 2010 Form 10-K that will include APT’s audited financial statements for the year ended December 31, 2009, and audited statements of operations and cash flows period from January 1, 2010 until May 31, 2010, as required by Article 8 of Regulations S-X.

Response: We will include APT’s audited financial statements for the year ended December 31, 2009 and statements of operations and cash flows period from January 1, 2010 to May 31, 2010 as required by Article 8 of Regulations S-X in our amended Form 10-K. This form will be filed on January 2012.

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In connection with the Company’s response to the above comments, the Company acknowledging that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at your earliest convenience.

Sincerely,

/s/ Thomas Lee
Thomas Lee
Chief Financial Officer